----------------------------                      -----------------------------
CUSIP NO.  89254T102                  13D              PAGE 1 OF 4 PAGES
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                                                     --------------------------
                                                          OMB APPROVAL
                    UNITED STATES                    --------------------------
          SECURITIES AND EXCHANGE COMMISSION         OMB Number:  3235-0145
                WASHINGTON, D.C. 20549               Expires:     _________
                                                     Estimated average burden
                                                     hours per response...14.90
                                                     --------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                          TRADER CLASSIFIED MEDIA N.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON SHARES, EURO 0.16 NOMINAL VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89254T102
                   -------------------------------------------
                                 (CUSIP Number)


              F. GEORGE DAVITT C/O TESTA, HURWITZ & THIBEAULT, LLP,
                        125 HIGH STREET, BOSTON MA 02110
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                OCTOBER 13, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages


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----------------------------                      -----------------------------
CUSIP NO.  89254T102                  13D              PAGE 2 OF 4 PAGES
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                         AMENDMENT NO.1 TO SCHEDULE 13D

         The statement on the Schedule 13D of John H. MacBain relating to his ownership of the Class A Shares is hereby amended as follows:

ITEM 2 - IDENTITY AND BACKGROUND

         Mr. MacBain's residential address is the same as his business address as set forth in Item 2 of his statement on the Schedule 13D.

ITEM 4 - PURPOSE OF TRANSACTION

         Item 4 is hereby amended by deleting the final sentence of the first paragraph and replacing the deleted sentence with the following:

         The Option may be exercised, in whole but not in part, at any time on or prior to October 15, 2004, subject to the extension under the Amendment (as defined below), as described in Item 6.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by adding the following as the second paragraph of Section (c) of that Item:

         On October 13, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the amendment of the LOI (the "Amendment") with LTBM and a trust established by LTBM. The Amendment extends the term of the Option to May 16, 2005, subject to the satisfaction of the conditions listed in Item 6 below.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following:

                  AMENDMENT TO THE BINDING LETTER OF INTENT

                  On October 13, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the Amendment with LTBM and a trust established by LTBM to amend the LOI.

                  The Amendment extends the term of the Option from the original expiration date of October 25, 2004 to May 16, 2005, provided that: (a) certain issues between Mr. MacBain and LTBM are resolved, (b) the unsold balance of the 3,500,000 LTBM Class A Shares to be released to LTBM's Trust on the closing date of the transactions contemplated by the LOI (being an aggregate of 2,466,402 Class A Shares) are sold prior to such closing date, with the net proceeds of the sale to be released to LTBM's trust on such closing date, (c) LTBM's trust has received Euro 2,000,000, as an advance against the proceeds of the sale of the 3,500,000 LTBM Class A Shares to be released to LTBM's trust on the closing date of the transactions contemplated by the LOI and (d) commencing on September 15, 2004, an aggregate of 1,500,000 Class A Shares held by LTBM's trust are sold to Mr. MacBain or his designee on the following dates for the price of Euro 8.10 per share plus a sum of
         (i) 4.9% per annum calculated from the first anniversary of the closing date of the transactions contemplated by the LOI to the earlier of the date of sale or October 15, 2004 and (ii) 6.9% per annum calculated from October 16, 2004 to the date of sale:

               ------------------------------ ----------------------
               October 15, 2004                        214,286
               ------------------------------ ----------------------
               November 15, 2004                       214,286
               ------------------------------ ----------------------
               December 15, 2004                       214,286
               ------------------------------ ----------------------
               January 14, 2005                        214,286
               ------------------------------ ----------------------
               February 15, 2005                       214,286
               ------------------------------ ----------------------
               March 15, 2005                          214,285
               ------------------------------ ----------------------
               April 15, 2005                          214,285
               ------------------------------ ----------------------
               Total                                 1,500,000
               ------------------------------ ----------------------


                                Page 2 of 4 Pages

----------------------------                      -----------------------------
CUSIP NO.  89254T102                  13D              PAGE 3 OF 4 PAGES
----------------------------                      -----------------------------


                  On or about October 13, 2002 the condition set forth in clause
         (a) of the immediately preceding paragraph was satisfied. On or about October 16, 2002 the condition set forth in clause (c) of the immediately preceding paragraph was satisfied.

                  If the Option remains unexercised on October 15, 2004, LTBM's trust, at the direction of LTBM, is entitled to designate an additional nominee to serve on the supervisory board of Trader as a nominee of Holdco. Mr. MacBain's trust has agreed to vote all of its shares in Trader and, if necessary, has agreed to exercise its rights under the Shareholders Agreement to cause Wendel to elect and re-elect the additional nominee, as long as LTBM's trust continues to own at least 19,165,307 Class A Shares and Class B Shares, collectively.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated to read as follows:

----------------------------------------------------------------------------------------------------------------------
                             DESCRIPTION OF EXHIBIT                                              EXHIBIT NO.
----------------------------------------------------------------------------------------------------------------------
Binding Letter of Intent dated as of September 26, 2002 among Louise T. Blouin                          1.A*
MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust,
John H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC
Media Trust
----------------------------------------------------------------------------------------------------------------------
Amendment to Binding Letter of Intent dated as of October 13, 2002 among Louise T. Blouin               2.A
MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust, John H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC Media Trust, amending the Binding Letter of Intent dated as of September 26, 2002
----------------------------------------------------------------------------------------------------------------------
Shareholders Agreement dated as of March 16, 2000 among Trader.com N.V., Floscule B.V.,
Compagnie Generale d'Industrie et de Participations, John H. MacBain, Louise T. Blouin MacBain          B**
and Eric Teyssonniere de Gramont
----------------------------------------------------------------------------------------------------------------------
Registration Rights Agreement dated February 18, 2000 among Trader.com N.V., John H. MacBain,           C***
Louise T. Blouin MacBain and Compagnie Generale d'Industrie et de Participations
----------------------------------------------------------------------------------------------------------------------

* Incorporated by reference to Exhibit 1.A to Mr. MacBain's Schedule 13D for shares beneficially owned in Trader filed October 7, 2002.

** Incorporated by reference to Exhibit 10.13 to Trader's Registration Statement filed on Form F-1 on April 5, 2000, registration No. 333-11686.

*** Incorporated by reference to Exhibit 10.12 to Trader's Registration Statement filed on Form F-1 on April 5, 2000, registration No. 333-11686.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]


                                Page 3 of 4 Pages

----------------------------                      -----------------------------
CUSIP NO.  89254T102                  13D              PAGE 4 OF 4 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2002




/s/ John H. MacBain
-------------------------------
John H. MacBain


                                Page 4 of 4 Pages